Future Money Acquisition Corporation

475 Brannan St

San Francisco, CA 94107

March 13, 2026

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Pam Howell

RE:	Future Money Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (File No. 333-291996) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern time on March 16, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Future Money Acquisition Corporation

By:	/s/ Siyu Li
Name:	Siyu Li
Title:	Chief Executive Officer and Chairman

Cc: Torres & Zheng at Law, P.C.